February 14, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Babette Cooper and Jennifer Monick

Re:	Two Harbors Investment Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 8-K filed July 31, 2023
Response dated December 11, 2023
File No. 001-34506

Dear Ms. Cooper and Ms. Monick:

We refer to the comment letter dated February 9, 2024, from the Staff of the Securities and Exchange Commission concerning the Form 10-K for the year ended December 31, 2022, filed on February 28, 2023 and the Form 8-K filed on July 31, 2023 for Two Harbors Investment Corp. (the “Company”). We have set forth in boldface type the text of the Staff’s comment in the aforementioned comment letter, followed by the Company’s response in plain text.

Form 8-K filed July 31, 2023

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information, page 11

1. We have considered your response to comment 1 and your proposed disclosures related to Income Excluding Market Driven Value Changes (“IXM”) within your earnings release. Your adjustments to exclude certain market-driven value changes presents income on an alternative basis. These adjustments appear to be inconsistent with Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures. Specifically, changing the income recognition and measurement principles required to be applied in accordance with GAAP is considered to be an individually tailored measurement principle. Please revise your non-GAAP measure to eliminate the presentation of IXM. This comment also applies to your Earnings Call Presentation.

Response:

The Company acknowledges the Staff’s comment and confirms that it will eliminate the presentation of IXM in future filings, including the Company’s quarterly Earnings Call Presentation.

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Should you have any further comments, please direct them to our Chief Financial Officer, Mary Riskey, at 1601 Utica Avenue South, Suite 900, St. Louis Park, MN 55416, via telephone at (612) 453-4082 or via email mary.riskey@twoharborsinvestment.com.

Sincerely,

TWO HARBORS INVESTMENT CORP.

By:	/s/ Mary Riskey
Name:	Mary Riskey
Title:	Chief Financial Officer